SCHEDULE 13E-3

                                 (RULE 13E-100)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

          SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.
                              (Name of the Issuer)

                              SWIFT ENERGY COMPANY
          SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.
                      (Name of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                              MR. BRUCE H. VINCENT
                        16825 NORTHCHASE DRIVE, SUITE 400
                              HOUSTON, TEXAS 77060
                                 (281) 874-2700
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                             DONALD W. BRODSKY, ESQ.
                               KAREN BRYANT, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                           1100 LOUISIANA, SUITE 1800
                              HOUSTON, TEXAS 77002
                                 (713) 951-3300
                              ---------------------

    This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ]  (c) A tender offer.
[ ]  (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]




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                           CALCULATION OF FILING FEE:


Transaction Valuation*                               Amount of Filing Fee**

    $1,001,969                                           $200.39

* This valuation is for purposes of calculating the fee only. The filing fee was calculated pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, and is based on the amount to be paid to the partnership to purchase all of its oil and gas assets, as set forth in the proposal contained in the proxy statement to be submitted to limited partners in the partnership for their approval.

** 1/50th of one percent of the estimated aggregate value of the partnership assets.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:     $200.39
         Form or Registration No.:   Schedule 14A
         Filing Party:               Swift Energy Managed Pension Assets
                                     Partnership 1990-A, Ltd.
         Date Filed:                 January 20, 2000




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                              CROSS-REFERENCE SHEET
                              ---------------------


   Item in                      Location of Items in
 Schedule 13E-3                 the Proxy Statement
---------------     ------------------------------------------------------------

    1(a)            *
    1(b)            "The  Proposal--General"  and "Voting on the  Proposal--Vote
                    Required; Principal Holders"
    1(c)            "The Partnership--No Trading Market"
    1(d)            "The  Proposal--Purpose  and Effect of the  Proposal,"  "The
                    Proposal--Reasons   for   the    Proposal--Declining    Cash
                    Distributions" and "The Partnership--Cash Distributions"
    1(e)            **
    1(f)            *
    2(e)-(f)        *
    3(a)-(b)        "The  Proposal--Consideration  of Alternative  Transactions"
                    and "The  Partnership--Transactions  Between  Swift  and the
                    Partnership"
   4(a)             "The  Proposal--Proposal  to Sell the  Partnership's Oil and
                    Gas Assets," "--Simultaneous  Proposals," "--Consequences of
                    the  Partnership  not Approving the  Proposal,"  "--Possible
                    Purchase of Properties by Swift,"  "--Steps to Implement the
                    Proposal" and "Special Factors Related to Possible  Purchase
                    by Swift"
    4(b)            **
    5(a)-(e)        "The  Proposal--Purpose  and  Effect  of the  Proposal"  and
                    "--Steps to Implement the Proposal"
    5(f)-(g)        *
    6(a)            "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Purchase Price Based on Appraisal," "--Methodology
                    of  Determining  Fair  Market  Value"  and  "--Findings  and
                    Recommendations of the Appraiser"
    6(b)            "The Proposal--Estimated Selling Costs"
    6(c)            *
    6(d)            **
    7(a)            "Special Factors Related to Possible  Purchase of Properties
                    by  Swift--Purpose  and Effect of Possible Property Purchase
                    by  Swift"  and "The  Proposal--Purpose  and  Effect  of the
                    Proposal"
    7(b)            "The Proposal--Consideration of Alternative Transactions"
    7(c)            "Special Factors Related to Possible  Purchase of Properties
                    by  Swift--Reasons  for  Inability  to Sell  Assets to Third
                    Parties," "--Purchase Price Based on Appraisal,"  "--Reasons
                    for   Possible   Sale  of   Property   Interest  to  Swift,"
                    "--Fairness of any Possible Purchase of Property Interests by Swift," and "The Proposal--Simultaneous Proposals"



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

   Item in                      Location of Items in
 Schedule 13E-3                 the Proxy Statement
---------------     ------------------------------------------------------------


    7(d)            "Special Factors Related to Possible  Purchase of Properties
                    by  Swift--Purpose  and Effect of any  Possible  Purchase of
                    Property  Interests by Swift,"  "--Benefits  to Swift," "The
                    Proposal--Timing   of  Asset   Sales  of  the   Proposal  is
                    Approved,"   "--Purpose   and   Effect   of  the   Proposal"
                    "--Comparison  of Investors'  Estimated  Cash  Distributions
                    from Proposed Property Sales Versus  Continuing  Operations"
                    and "Federal Income Tax Consequences"
    8(a)            "Special  Factors  Related to Possible  Purchase of Property
                    Interests by  Swift--Fairness  of any  Possible  Purchase of
                    Property Interests by Swift"
    8(b)            "Special  Factors  Related to Possible  Purchase of Property
                    Interests by  Swift--Fairness  of any  Possible  Purchase of
                    Property Interests by Swift"
    8(c)            "Voting on the Proposal--Vote Required; Principal Holders"
    8(d)            "Risk  Factors--No   independent   representative   will  be
                    retained  for  investors"  and "Special  Factors  Related to
                    Possible  Purchase of Properties by  Swift--Fairness  of any
                    Possible Purchase of Property Interests by Swift"
    8(e)            *
    8(f)            **
    9(a)            "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Purchase  Price Based on Appraisal,"  "--Conflicts
                    of Interest," "The  Partnership--Principal  Assets," and the
                    reserve report by H.J. Gruy and  Associates  attached to the proxy statement
    9(b)(1)         "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Purchase Price Based on Appraisal"
    9(b)(2)         "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Qualifications of Appraisers"
    9(b)(3)         "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Methodology of Determining Purchase Price"
    9(b)(4)         "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Prior  Relationships  Between the Appraisers,  the
                    Partnerships and Swift"
    9(b)(5)         "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Methodology of Determining Fair Market Value"
    9(b)(6)         "Special Factors Related to Possible  Purchase of Properties
                    by  Swift--Methodology of Determining Fair Market Value" and
                    "--Findings and Recommendations of the Appraiser"
    9(c)            "Special Factors Related to Possible  Purchase of Properties
                    by Swift--Findings and Recommendations of the Appraiser"
    10(a)           "Voting on the Proposal--Vote Required; Principal Holders"
    10(b)           **
    11              **
    12(a)           "Voting on the Proposal--Vote Required; Principal Holders"



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
   Item in                      Location of Items in
 Schedule 13E-3                 the Proxy Statement
---------------     ------------------------------------------------------------

    12(b)           "The   Proposal--Recommendation   of  the  Managing  General
                    Partner"
    13(a)           "Risk  Factors--You  will have no appraisal  or  dissenters'
                    rights"  and  "Voting  on  the  Proposal--No   Appraisal  or
                    Dissenters' Rights Provided"
    13(b)           "The Partnership--Investor Lists" and "--Books and Records"
    13(c)           **
    14(a)           *
    14(b)           **
    15(a)           "Voting on the Proposal--Solicitation"
    15(b)           **
    16              **
    17(a)           *
    17(b)           The reserve report of H.J. Gruy and  Associates,  Inc. dated
                    February  4, 1999,  which is  attached  as an exhibit to the proxy statement
    17(c)           **
    17(d)           **
    17(e)           **
    17(f)           **


--------------------
*        The Item's response is in the Schedule 13E-3.
**       The Item is not applicable or the answer thereto is in the negative.

     This Schedule 13E-3 is being filed by Swift Energy Company, a Texas corporation, in its capacity as Managing General Partner of Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the solicitation by the partnership of proxies from the limited partners of the partnership. The purpose of the proxy solicitation is to obtain the approval to sell substantially all of the partnership's oil and gas assets to third parties, either through public auction or negotiated sales, and then liquidate the partnership, the "proposal." If either of these two methods of sale fail, Swift may purchase some or all of the partnership's oil and gas assets. Swift in its capacity as the Managing General Partner of the partnership filed a preliminary proxy statement with the Securities and Exchange Commission, "SEC" on January 20, 2000, pursuant to Regulation 14A. The preceding cross-reference sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement, including all exhibits thereto, as may be amended, the "proxy statement" is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to such information.

ITEM 1.             ISSUER AND CLASS OF SECURITY SUBJECT TO TRANSACTION.

(a) The name of the issuer and address of its principal executive offices is: Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., 16825 Northchase Drive, Suite 400 Houston, Texas 77060

(b) The information set forth in the proxy statement under the captions "The Proposal--General" and "Voting on the Proposal--Vote Required; Principal Holders" is incorporated herein by reference regarding the title, the amount outstanding and the number of holders of record of units of limited partnership, the "Units."

(c)                 The   information   set  forth   under  the   caption   "The
                    Partnership--No Trading Market" in the proxy statement is incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "The Proposal--Purpose and Effect of the Proposal," "--Reasons for the Proposal--Declining Cash Distributions" and "The Partnership--Cash Distributions" is incorporated herein by reference.

(e) There has been no offering, registered or exempt, of Units of the partnership in the past three years.

(f)                 The  chart  below  sets  forth  information   regarding  the
                    purchase of Units by Swift pursuant to the right of presentment set forth in the partnership's limited partnership agreement during the partnership's fiscal years 1997, 1998 and through September 30, 1999. No executive officer or director of Swift and no person controlling Swift has purchased any Units during the periods indicated.




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

     FISCAL YEAR ENDING            # OF UNITS                   TOTAL PURCHASE PRICE             PRICE PER UNIT
     ------------------            ----------                   --------------------             --------------
          12/31/97                    724.2                        $23,391.60                         $32.30
          12/31/98                    -0-                          $     -0-                          $  -0-
      Through 09/30/99                -0-                          $     -0-                          $  -0-

ITEM 2.             IDENTITY AND BACKGROUND.

(e)-(f) This statement is being filed by Swift Energy Company, a Texas corporation and the Managing General Partner of the partnership and by the partnership itself, Swift Energy Managed Pension Assets Partnership 1990-A, Ltd. If Swift is unable to sell all of the partnership's assets to third parties by auction or in negotiated sales, Swift may purchase some or even substantially all the assets of the partnership. Swift is an independent oil and gas company whose principal business is the development, exploration, acquisition and operation of oil and gas properties, with a focus on U.S. onshore natural gas reserves. Swift's principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060. None of the executive officers or directors of the Managing General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All of the executive officers and directors of Swift are citizens of the United States.

ITEM 3.             PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)-(b) The information set forth in the proxy statement under the captions "The Proposal--Consideration of Alternative Transactions" and "The Partnership--Transactions Between Swift and the Partnership" is incorporated herein by reference.

ITEM 4.             TERMS OF THE TRANSACTION.

(a) The information set forth in the proxy statement under the captions "The Proposal--Proposal to Sell the Partnership's Oil and Gas Assets," "--Timing of Asset Sales if the Proposal is Approved," "--Simultaneous Proposals," "--Consequences of the Partnership not Approving the Proposal," "--Steps to Implement the Proposal" and "Special Factors Related to Possible Purchase by Swift" is incorporated herein by reference.

(b) There are no terms or arrangements concerning the proposal which are not identical for the security holders of the same class of securities of the partnership.

ITEM 5.             PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(e) The information set forth in the proxy statement under the captions "The Proposal--Purpose and Effect of the Proposal" and "--Steps to Implement the Proposal" is incorporated herein by reference.

(f)-(g) If limited partners approve the proposal contained in the proxy statement and the partnership is liquidated and dissolved, the partnership will become eligible for suspension of reporting requirements and termination of registration under the Exchange Act.





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

ITEM 6.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Purchase Price Based on Appraisal" and "--Methodology of Determining Fair Market Value" is incorporated herein by reference. In the event Swift does purchase any or all of the partnership's assets, Swift anticipates using funds from its working capital or drawing upon its credit facility. At September 30, 1999, Swift's working capital was approximately $36.6 million and its cash and cash equivalents totalled approximately $42.1 million at the same date.

(b)                 The  information  set forth in the proxy statement under the
                    caption   "The   Proposal--Estimated   Selling   Costs"   is
                    incorporated herein by reference.

(c) Swift has a $250.0 million revolving credit facility with a syndicate of ten banks, comprised of Bank One, Texas, National Association, which is also the administrative agent for the lenders, Bank of Montreal, Bank of Scotland, Bank of America, N.A., Sanwa Bank, Limited, CIBC, Inc., The First Union National Bank, Credit Lyonnais, ABN AMRO Bank, N.V. and Societe Generale. At September 30, 1999, Swift had no outstanding borrowings, as previous borrowings had been repaid in full during August with proceeds from its third quarter concurrent public offerings of senior subordinated notes and common stock. At December 31, 1998, Swift had outstanding borrowings of $146.2 million under its borrowing arrangements. At September 30, 1999, the credit facility consisted of a $250.0 million revolving line of credit with a $140 million borrowing base. The interest rate is either
                    (a) the lead bank's prime rate, 8.25% at September 30, 1999, or (b) the adjusted London Interbank Offered Rate plus the applicable margin depending on the level of outstanding debt. The applicable margin is based on Swift's ratio of outstanding balance on the credit facility to the last calculated borrowing base.

                    The terms of the credit facility include, among other restrictions, a limitation on the level of Swift's cash dividends, not to exceed $2.0 million in any fiscal year, requirements as to maintenance of certain minimum financial ratios (principally pertaining to working capital, debt, and equity ratios), and limitations on incurring other debt. Since inception, no cash dividends have been declared on Swift's common stock. Swift is currently in compliance with the provisions of this agreement. The borrowing base is redetermined at least every six months and is currently under its November review, which has not been completed as of the date of this Schedule. Swift has requested that the credit facility be reduced from $250.0 million to $225.0 million and that the $140.0 million borrowing base be reduced to $100.0 million. The reduction in the borrowing base has been requested in order to reduce the amount of commitment fees paid on this facility. By its terms, the credit facility extends until August 2002.

(d) The identity of the Company's banks is not required, as neither Section 13(d) nor 14(d) is applicable to the proposal.

ITEM 7.             PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Purpose and Effect of Possible Property Purchase by Swift" and "The Proposal--Purpose and Effect of the Proposal" is incorporated herein by reference.

(b)                 The  information  set forth in the proxy statement under the
                    caption   "The    Proposal--Consideration   of   Alternative
                    Transactions" is incorporated herein by reference.

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

(c) The information set forth in the proxy statement under the captions "Special Factors Related to Possible Purchase of Properties by Swift--Reasons for Inability to Sell Assets to Third Parties," "--Purchase Price Based on Appraisal," "--Reasons for Possible Sale of Property Interest to Swift," "--Fairness of any Possible Purchase of Property Interests by Swift," and "The Proposal--Simultaneous Proposals" is incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "Special Factors Related to Possible Purchase of Properties by Swift--Purpose and Effect of any Possible Purchase of Property Interests by Swift," "--Benefits to Swift," "The Proposal--Timing of Asset Sales of the Proposal is Approved," "--Purpose and Effect of the Proposal" "--Comparison of Investors' Estimated Cash Distributions from Proposed Property Sales Versus Continuing Operations" and "Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.             FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Property Interests by Swift--Fairness of any Possible Purchase of Property Interests by Swift" is incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Property Interests by Swift--Fairness of any Possible Purchase of Property Interests by Swift" is incorporated herein by reference. Several factors listed in the instruction to Item 8(b) of Schedule 13E-3 were not considered in assessing the fairness of the proposal because of their inapplicability to a finite life entity such as the partnership. There is no trading market for Units in the partnership, and, therefore, no comparison to be made with current market prices or historical market prices for such interests. Likewise, "going concern" and "liquidation value" are applicable only to a continuing life entity, and there is no going concern value to the partnership. Liquidation value of the partnership was not considered, because for an oil and gas partnership, the more appropriate value is considered to be oil and gas reserve values, production quantities and the appraisals of the value of the partnership's properties. Swift believes that net book value is a corporate measure and not one applicable to the partnership.

(c) The information set forth in the proxy statement under the caption "Voting on the Proposal--Vote Required; Principal Holders" is incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "Risk Factors--No independent representative will be retained for investors: and "Special Factors Related to Possible Purchase of Properties by Swift--Fairness of any Possible Purchase of Property Interests by Swift" is incorporated herein by reference. No unaffiliated representative has been retained by a majority of the non-employee directors of Swift to act on their behalf for the purpose of negotiating terms or preparing a report concerning the fairness of the proposal.

(e) The actions taken by Swift, acting in the capacity as Managing General Partner of the partnership in connection with the proposal, have been approved by Swift's board of directors. A majority of the nonemployee directors of Swift voted in favor of such actions.

(f) No firm offers of which the partnership or Swift is aware have been made during the preceding 18 months by any unaffiliated person for (a) the merger or consolidation of the partnership into or with such person or of such person into or with the partnership; (b) the sale or other transfer of all or any substantial part of the assets of the partnership, or (c) securities of the partnership which would enable the holder thereof to exercise control of the partnership.

ITEM 9.             REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) The information set forth in the proxy statement under the captions "Special Factors Related to Possible Purchase of Properties by Swift--Purchase Price Based on Appraisal," "--Conflicts of Interest" and in the reserve report dated February 4, 1999, prepared as of December 31, 1998, and audited by H. J. Gruy and Associates, which is attached to the proxy statement, is incorporated herein by reference.

(b)(1) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Purchase Price Based on Appraisal" is incorporated herein by reference.

(b)(2) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Qualifications of Appraisers" is incorporated herein by reference.

(b)(3) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Methodology of Determining Fair Market Value" is incorporated herein by reference.

(b)(4) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Prior Relationships Between the
                    Appraisers, the Partnerships and Swift" is incorporated herein by reference.

(b)(5) The information set forth in the proxy statement under the captions "Special Factors Related to Possible Purchase of Properties by Swift--Purchase Price Based on Appraisal" and "--Methodology of Determining Fair Market Value" is incorporated herein by reference.

(b)(6) The information set forth in the proxy statement under the captions "Summary--Special Factors Related to Possible
                    Purchase of Properties by Swift--Appraiser to Set Fair Market Value," "Special Factors Related to Possible Purchase of Properties by Swift--Methodology of Determining Fair Market Value" and "--Findings and Recommendations of the Appraiser" is incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "Special Factors Related to Possible Purchase of Properties by Swift--Findings and Recommendations of the Appraiser."

ITEM 10.            INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in the proxy statement under the caption "Voting on the Proposal--Vote Required; Principal Holders" is incorporated herein by reference. None of the officers or directors of Swift own any interests in the partnership.

(b) No transaction in the securities of the partnership has taken place in the last 60 days by any executive officers or directors of Swift.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO ISSUER'S SECURITIES.

                    No contract, arrangement, understanding or relationship exists between Swift or its executive officers or directors and any person in connection with the proposal with respect to the securities of the partnership.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information set forth in the proxy statement under the caption "Voting on the Proposal--Vote Required; Principal Holders" is incorporated herein by reference. The executive officers, directors and affiliates of Swift own no interests in the partnership and consequently have no intention regarding voting upon the proposal. The proposal does not involve the tender or sale of interests in the partnership.

(b) The recommendation of Swift, acting through its executive officers and directors, as to the proposal is set forth in the proxy statement under the caption "The Proposal--Recommendation of the Managing General Partner" and is incorporated herein by reference.

ITEM 13.            OTHER PROVISIONS OF THE TRANSACTION.

(a) The information set forth in the proxy statement under the captions "Risk Factors--You will have no appraisal or dissenters' rights" and "Voting on the Proposal--No Appraisal or Dissenters' Rights Provided" is incorporated herein by reference.

(b) The information set forth in the proxy statement under the captions "The Partnership--Investor Lists" and "--Books and Records" is incorporated herein by reference.

(c) The proposal does not involve the exchange of any debt securities.

ITEM 14.            FINANCIAL INFORMATION.

(a) The financial information required by this item is incorporated herein by reference to the following documents which have been filed by the partnership under the Exchange
                    Act: the partnership's Annual Report on Form 10-K for the year ended December 31, 1998, and the partnership's quarterly reports on Form 10-Q for the quarter ended September 30, 1999.

(b) If the proposal is approved by limited partners, the partnership will be dissolved. Pro forma data on the effect of the liquidation and dissolution on the partnership would not be meaningful.

ITEM 15.            PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a)                 The  information  set forth in the proxy statement under the
                    caption   "Voting   on   the    Proposal--Solicitation"   is
                    incorporated herein by reference.

(b) No person other than those described in the response to Item 15(a) has been or will be retained or compensated to make solicitations or recommendations in connection with the proposed liquidation and dissolution.

ITEM 16.            ADDITIONAL INFORMATION.

                    No additional material information is necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 17.            MATERIAL TO BE FILED AS EXHIBITS.

(a) Credit Agreement among Swift Energy Company and Bank One, Texas, National Association as administrative agent, Bank of Montreal as syndication agent, and Nationsbank, N.A. as documentation agent and the lenders signatory thereto dated August 18, 1998, is incorporated by reference from Exhibit
                    10.3 of Swift Energy Company's Quarterly Report on Form 10-Q filed for the quarterly period ended September 30, 1998.

                    First and Second Amendments to Credit Agreement among Swift Energy Company and Bank One, Texas, National Association as administrative agent, Bank of Montreal as syndication agent, and Nationsbank, N.A. as documentation agent and the lenders signatory hereto dated September 30, 1998, and December 31, 1998, are incorporated by reference from Exhibit 10.4 of Swift Energy Company Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998.

(b) The reserve report of H.J. Gruy and Associates, Inc. dated February 4, 1999, is incorporated herein by reference to the proxy statement filed by the partnership on January 20, 2000, as it may be amended from time to time.

(c) There are no contracts, arrangements, understandings or relationships of the type referred to in Item 11 of this Schedule.

(d) There are no disclosure materials of the type furnished to security holders in connection with the proposal pursuant to Rule 13e-3(d).

(e) There are no appraisal rights or procedures for exercising such appraisal rights as referred to in Item 13(a) of this Schedule.

(f) It is not anticipated that any written instruction, form or other material will be furnished to the persons making the actual oral solicitation or recommendation referred to in
                    Item 15(b).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    January 20, 2000            SWIFT ENERGY MANAGED PENSION
                                      ASSETS PARTNERSHIP 1990-A, LTD.

                                      By: SWIFT ENERGY COMPANY
                                          Managing General Partner



                                      By: /s/ Bruce H. Vincent
                                          --------------------------------------
                                          Bruce H. Vincent
                                          Senior Vice President



                                      SWIFT ENERGY COMPANY


                                      By: /s/ Bruce H. Vincent
                                          --------------------------------------
                                          Bruce H. Vincent
                                          Senior Vice President